Exhibit 4.22

Letter of Commitment

To: WiFire Network Technology (Beijing) Co., Ltd.

Starting from the date hereof, if any of WiFire Network Technology (Beijing) Co., Ltd. and the companies which it is able to consolidate statements with it in accordance with US GAAP occurs to any loss in any year, as the request of the loss-incurring company, WiFire Group Inc., through its subsidiary in the PRC (namely, Abitcool (China) Broadband Inc.), will provide financial assistance free of charge to the loss-incurring company, in order to ensure the operation of the loss-incurring company. WiFire Group Inc. covenants that if the loss-incurring company is unable to repay the financial assistance, it will waive the right to demand the repayment.

This Letter of Commitment shall be irrevocable and continuously valid, and the validity term shall commence from January 11, 2021.

Hereby undertake.

Undertaking party:

/s/ WiFire Group Inc.
January 11, 2021